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                               February 24, 2021

       Desheng Wang
       Chief Executive Officer
       Focus Universal Inc.
       Nevada Business Center, LLC
       701 S. Carson St. Suite 200
       Carson City, NV 89701

                                                        Re: Focus Universal
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253049

       Dear Mr. Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 12, 2021

       Cover Page

   1. We note your disclosure that your offering of common shares will be "at an assumed offering price of $4.00
to $6.00 per share." We further note that you are subject to the reporting requirements
of Section 13(a) or 15(d) of the Exchange Act, as applicable.
                                                        Accordingly, please
revise to state the price of the securities to the public. If you are not able to state a price,
explain the method by which the price is to be determined. Refer to
                                                        Instruction 2 to Item
501(b)(3) of Regulation S-K for guidance.
 Desheng Wang
FirstName LastNameDesheng  Wang
Focus Universal Inc.
Comapany24,
February  NameFocus
            2021     Universal Inc.
February
Page 2 24, 2021 Page 2
FirstName LastName
Item 16. Exhibits
Exhibit 5.1 - Opinion of Wilson Bradshaw LLP, page II-2

2. We note the opinion of counsel as to the legality of the securities refers to the registration of common stock "to be offered by the selling stockholders." We further note that this is a primary offering of common stock by the company and, based on the disclosure in the prospectus, no shares are being registered for resale by selling stockholders. Please provide a revised opinion of counsel that clearly refers to the securities being registered, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Gilbert J. Bradshaw, Esq.